UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C. 20549

                    SCHEDULE 13D

      Under the Securities Exchange Act of 1934
                 (Amendment No. 8)*

                Measurex Corporation
- ----------------------------------------------------------
                  (Name of Issuer)

       Common Stock, par value $.01 per share
- ----------------------------------------------------------
           (Title of Class of Securities)

                     583432 10 9
          ---------------------------------
                   (CUSIP Number)

               K. Thor Lundgren, Esq.
               Harnischfeger Industries, Inc.
               13400 Bishops Lane
               Brookfield, Wisconsin 53005
               (414) 797-6844
- -----------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                  December 29, 1994
          ---------------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report to the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
/  /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule
13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    SCHEDULE 13D

CUSIP NO. 583432 10 9              Page 2 of 23 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Harnischfeger Industries, Inc.
     I.R.S. Identification No. 39-1566457

2.   Check the Appropriate Box if a Member of a Group*
                                        (a)  /x/
                                        (b)  / /

3.   SEC Use Only

4.   Source of Funds*
     WC

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(E)      / /

6.   Citizenship or Place of Organization
     Delaware


               7.   Sole Voting Power
 Number of               -0-
  Shares
Beneficially   8.   Shared Voting Power
 Owned By           1,613,100 shares
  Each
 Reporting          9.   Sole Dispositive Power
  Person            -0-
  With
                10. Shared Dispositive Power
                    1,613,100 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person
                    1,613,100 shares

12.  Check Box if the Aggregate Amount in Row 11 Excludes
     Certain Shares*                              / /

13.  Percent of Class Represented by Amount in Row (11)
                    10%

14.  Type of Reporting Person

     HC, CO

                    SCHEDULE 13D

CUSIP NO. 583432 10 9              Page 3 of 23 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Reporting Person

     HIHC, Inc.
     I.R.S. Identification No. 51-0327827

2.   Check the Appropriate Box if a Member of a Group*
                                        (a)  /x/
                                        (b)  / /

3.   SEC Use Only

4.   Source of Funds*
     AF

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(E)      / /

6.   Citizenship or Place of Organization
     Delaware

               7.   Sole Voting Power
 Number of               -0-
  Shares
Beneficially   8.   Shared Voting Power
 Owned By           1,613,100 shares
   Each
 Reporting          9.   Sole Dispositive Power
  Person            -0-
  With
                10. Shared Dispositive Power
                    1,613,100 shares


11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person
                    1,613,100 shares

12.  Check Box if the Aggregate Amount in Row 11 Excludes
     Certain Shares*                              / /

13.  Percent of Class Represented by Amount in Row (11)
                    10%

14.  Type of Reporting Person

     CO

                      SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     Date:  January 25, 1995


                     HARNISCHFEGER INDUSTRIES, INC.

                    By:  /s/ Eric B. Fonstad
                         -------------------------
                    Name:  Eric B. Fonstad
                    Title: Assistant Secretary


                    HIHC, INC.

                    By:  /s/ John P. Garniewski, Jr.
                         -------------------------
                    Name:  John P. Garniewski, Jr.
                    Title: President

                     APPENDIX I

     Set forth below is the name, business address and present principal occupation or employment and the name and address of any corporation or other organization in which such employment is conducted of each director and executive officer of Harnischfeger Industries, Inc. and HIHC, Inc.
All of the directors and executive officers set forth below are citizens of the United States, except for Mr. Jean-
Pierre Labruyere (a citizen of France) and Mr. Ian Lambert
(a citizen of the United Kingdom.

I.   Harnischfeger Industries, Inc. -- Directors
     -------------------------------------------

     Name           Principal Occupation          Business Address
     ----           --------------------          ----------------
Donna M. Alvarado        Independent Consultant        c/o Harnischfeger
                    to the International          Industries, Inc.
                    Foundation                    13400 Bishops Lane
                                             Brookfield, Wisconsin
                                             53005

John D. Correnti         President Chief Operating     Nucor Corporation
                    Officer and Director          2100 Rexford Road
                    Nucor Corporation             Charlotte, North
                                             Carolina 28211

Don H. Davis, Jr.        Executive Vice President Rockwell International
                    and Chief Operating Officer   Corporation
                    Rockwell International        1201 South Second Street
                    Corporation                   Milwaukee, Wisconsin
                                             53204

Harry L. Davis      Professor of Creative         University of Chicago
                    Management, Graduate          1101 E. 58th Street
                    School of Business       Chicago, Illinois 60637
                    The University of Chicago

Robert M. Gerrity        Director, New Holland n.v.    Gerrity Partners
                                             9 Southwick
                                             Ann Arbor, Michigan
                                             48105

Jeffery T. Grade         Chairman and Chief       Harnischfeger
                    Executive Officer             Industries, Inc.
                    Harnischfeger Industries,     13400 Bishops Lane
                    Inc.                     Brookfield, Wisconsin
                                             53005

Robert B. Hoffman        Senior Vice President         c/o Harnischfeger
                    and Chief Financial Officer   Industries, Inc.
                    Monsanto Company              13400 Bishops Lane
                                             Brookfield, Wisconsin
                                             53005

Ralph C. Joynes          Retired President and         c/o Harnischfeger
                    Chief Operating Officer, Industries, Inc.
                    USG Corporation               13400 Bishops Lane
                                             Brookfield, Wisconsin
                                             53005

Herbert V. Kohler, Jr.   Chairman of the Board         Kohler Company
                    and President            High Street
                    Kohler Company           Kohler, Wisconsin 53044


Jean-Pierre Labruyere    Chairman and Chief       Societe Financiere
                    Executive of Labruyere,       Labruyere Eberle
                    Eberle                   70 Avenue Edouard-
                                             Herriot, 71003
                                             Macon France

Robert F. Schnoes        Chairman, President and       Freeport Corporation
                    Chief Executive Officer, 239 East Stephenson St.
                    Freeport Corporation          Freeport, Illinois
                                             61032

Donald Taylor       Associate, Sullivan      c/o Harnischfeger
                    Associates                    Industries, Inc.
                                             13400 Bishops Lane
                                             Brookfield, Wisconsin
                                             53005

C. R. Whitney       Retired Chairman and          c/o Harnischfeger
                    Chief Executive Officer, Industries, Inc.
                    Allen-Bradley Company         13400 Bishops Lane
                                             Brookfield, Wisconsin
                                             53005

II.  Harnischfeger Industries, Inc. -- Executive Officers

Jeffery T. Grade         Chairman and Chief       Harnischfeger
                    Executive Officer             Industries, Inc.
                                             13400 Bishops Lane
                                             Brookfield, Wisconsin
                                             53005

John A. McKay       President and Chief      Harnischfeger
                    Operating Officer             Industries, Inc.
                                             13400 Bishops Lane
                                             Brookfield, Wisconsin
                                             53005

Francis M. Corby, Jr.    Executive Vice President for  Harnischfeger
                    Finance and Administration    Industries, Inc.
                                             13400 Bishops Lane
                                             Brookfield, Wisconsin
                                             53005

K. Thor Lundgren         Executive Vice President Harnischfeger
                    for Law and Government        Industries, Inc.
                    Affairs                  13400 Bishops Lane
                                             Brookfield, Wisconsin
                                             53005

Richard W. Schulze  Senior Vice President         Harnischfeger
                    and Special Assistant         Industries, Inc.
                    to the Chairman and      13400 Bishops Lane
                    Chief Executive Officer       Brookfield, Wisconsin
                                             53005


James C. Benjamin        Vice President and       Harnischfeger
                    Controller                    Industries, Inc.
                                             13400 Bishops Lane
                                             Brookfield, Wisconsin
                                             53005

Ian Lambert              Vice President and       Harnischfeger
                    Treasurer                Industries, Inc.
                                             13400 Bishops Lane
                                             Brookfield, Wisconsin
                                             53005

III. HIHC, Inc. -- Directors

Patrick M.               Manager, State and Local Harnischfeger
Pennefeather        Taxes, Harnischfeger          Industries, Inc.
                    Industries, Inc.              13400 Bishops Lane
                                             Brookfield, Wisconsin
                                             53005

Jack B. Fishman          Assistant Corporate Counsel   Beloit Corporation
                    Beloit Corporation       One St. Lawrence Avenue
                                             Beloit, Wisconsin 53511

David T. Lancour         Director, Corporate      Beloit Corporation
                    Accounting                    One St. Lawrence Avenue
                                             Beloit, Wisconsin 53511

IV.  HIHC, Inc. -- Executive Officers

John P. Garniewski, President                HIHC, Inc.
Jr.                                          Bank of Delaware
                                             Building, Suite 512
                                             300 Delaware Avenue
                                             Wilmington, Delaware
                                             19801

Mary Guillory       Vice President, Secretary     HIHC, Inc.
                    and Treasurer            Bank of Delaware
                                             Building, Suite 512
                                             300 Delaware Avenue
                                             Wilmington, Delaware
                                             19801


SCHEDULE 13D


Item 1. Security and Issuer.
       --------------------

     This Statement relates to shares of Common Stock, par value $. 01 per share (the "Common Stock"), of Measurex
Corporation, a Delaware corporation (the "Company").

     The address of the Company's principal executive office is One Results Way, Cupertino, California 95014.

Item 2. Identity and Background.
       ------------------------

     This Statement is being filed on behalf of Harnischfeger Industries, Inc., a Delaware corporation
("Harnischfeger"), the principal business and principal executive offices of which are located at 13400 Bishops
Lane, Brookfield, Wisconsin 53005, and HIHC, Inc., a
Delaware corporation ("HIHC"), the principal business and principal executive offices of which are located at Bank of Delaware Building, Suite 512, 300 Delaware Avenue,
Wilmington, Delaware 19801 (Harnischfeger and HIHC are sometimes referred to herein collectively as the "Reporting
Persons") . Harnischfeger owns 100% of the outstanding common stock of HIHC.

     Harnischfeger is a holding company for four principal subsidiaries: Joy Technologies Inc., Syscon Corporation, Harnischfeger Corporation and Beloit Corporation. Joy Technologies Inc. is a leader in the worldwide development, manufacturing, distribution and servicing of underground mining equipment and a supplier of air pollution and ash handling equipment. Syscon Corporation is engaged principally in providing systems development, systems integration and systems services to the United States Government, government agencies and commercial enterprises. Harnischfeger Corporation, through its Mining Equipment Division, is the world's largest producer of electric mining shovels, and a significant producer of electric and diesel-electric draglines, buckets and hydraulic mining excavators, and through its Material Handling Equipment Division, produces lines of through-the-air material handling equipment designed for a wide variety of users. Beloit Corporation is a leader in the design and manufacture of papermaking machinery and related products used in the paper and pulp industries.

     HIHC is a corporation formed by Harnischfeger for the purpose of maintaining and managing intangible investments, including holding shares of Common Stock.

     Appendix I attached hereto and incorporated herein by this reference sets forth (a) the name, (b) the business address, (c) the citizenship, and (d) the present principal occupation or employment and the name and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Harnischfeger and HIHC.

     During the last five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any of the executive officers or directors of such Reporting Person listed on Appendix I hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
       --------------------------------------------------

     On May 30, 1990, Harnischfeger and the Company entered into an Affiliation Agreement (the "Affiliation Agreement") pursuant to which, among other things, Harnischfeger agreed that neither it nor any of its affiliates (including HIHC) (collectively, the "Investor Group") will, without the prior written consent of a majority of the Company's Board of Directors (the "Board of Directors"), acquire, directly or indirectly, any of the Company's voting securities, including shares of Common Stock (collectively, the "Voting Securities"), if after such acquisition the members of the Investor Group would beneficially own in the aggregate more than 20% of the total combined voting power of the Company's Voting Securities outstanding after any such acquisition.
As of the date of this Statement, the Company does not have any outstanding Voting Securities other than its Common Stock.

     The Reporting Persons have purchased 3,640,000 shares of Common Stock in open market transactions for an aggregate consideration, including brokerage commissions, of $69,000,065. The source of such funds was Harnischfeger's working capital. As of December 29, 1994, the Company repurchased 2,026,900 of these shares for an aggregate price of $43,578,350.

     To the best knowledge of the Reporting Persons, this
Item 3 is not applicable to any of the executive officers or directors of such Reporting Persons listed on Appendix I hereto.

Item 4. Purpose of Transaction.
       -----------------------

     Harnischfeger and the Company entered into the Affiliation Agreement in order to facilitate a constructive and mutually beneficial long-term relationship between the companies. The Reporting Persons have acquired shares of Common Stock in accordance with the terms and conditions of the Affiliation Agreement for investment purposes and without the intent of effecting a change in control of the Company.

     Pursuant to Section 1.01 of the Affiliation Agreement, Harnischfeger has agreed that for so long as the Affiliation Agreement shall remain in effect it will not, nor will it permit any member of the Investor Group to, directly or indirectly, without the prior written consent of the Company duly authorized by a majority of its Board of Directors, (a) acquire, directly or indirectly, by purchase or otherwise, any Voting Securities (except by way of stock dividends or other distributions or offerings made available to holders of Voting Securities generally) if after such acquisition the members of the Investor Group would beneficially own in the aggregate more than 20% of the total combined voting power of the Voting Securities outstanding immediately following any such acquisition; provided, however, that (i) in the event that (A)(1) a tender or exchange offer shall be commenced as evidenced by the filing with the Securities and Exchange Commission ("SEC") of a statement on Schedule 14D-1 by any Person or 13D Group (as each term is defined in the Affiliation Agreement) (other than an affiliate of, or any Person acting in concert with, any member of the Investor Group) or (2) any Person or 13D Group shall file with the SEC a statement on Schedule 13D, or shall file any amendment thereto, proposing, in each such case to acquire Voting Securities which, if added to the Voting Securities already beneficially owned by such Person or 13D Group, would represent more than 20% of the total combined voting power of all Voting Securities then outstanding, and (B) either of the following events shall have occurred: (1) such tender or exchange offer by such Person or 13D Group shall have been consummated, or (2) the Company shall have taken all actions necessary to ensure that such Person or 13D Group shall not be deemed either (x) an "interested stockholder" under
Section 203 of the Delaware General Corporation Law, or (y) an "Acquiring Person" under the provisions of the Preferred Share Rights Agreement, dated as of December 14, 1988, between the Company and Bank of America, NT&SA (the "Rights Agreement"), then the Investor Group shall be permitted to
(i) commence a tender or exchange offer on its own behalf for Voting Securities without regard to the 20% limitation, or (ii) make an Acquisition Proposal (as hereinafter defined) to the Company's Board of Directors without regard to the limitation set forth in clause (f) below; and (ii) subject to certain exceptions, no member of the Investor Group shall be obligated to dispose of any Voting Securities if the aggregate percentage ownership of such Voting Securities of the Investor Group shall be increased as a result of a recapitalization of the Company or any other action taken by the Company or its affiliates (other than the Investor Group), including, without limitation, any repurchase of Voting Securities by the Company; (b) deposit any Voting Securities in a voting trust or subject them to any arrangement or agreement with respect to the voting thereof; (c) "solicit" proxies with respect to Voting Securities under any circumstance or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934 (the "Exchange Act")) in opposition to the recommendation of a majority of the directors of the Company with respect to any matter; (d) initiate, propose or otherwise solicit stockholders of the Company for the approval of one or more stockholder proposals relating to the Company at any time, or induce or attempt to induce any other Person to initiate any stockholder proposal with respect to the Company; (e) join a partnership, limited partnership, syndicate or other group, or otherwise act in concert with any other Person, for the purpose of acquiring, holding, voting or disposing of Voting Securities, or otherwise become a "person" within the meaning of Section 13 (d) (3) of the Exchange Act (in each case, other than solely with members of the Investor Group); or (f) make any proposal to the Company's Board of Directors or otherwise with respect to the purchase of additional Voting Securities by any member of the Investor Group or with respect to a merger or consolidation with, or a sale of a substantial portion of the Company's assets to, any member of the Investor Group, if such proposal would be of a kind such that disclosure thereof to the public might reasonably be required under applicable law (each such proposal, an "Acquisition Proposal").

     Pursuant to Section 1.02 of the Affiliation Agreement, Harnischfeger has also agreed that for so long as the Affiliation Agreement shall remain in effect it will not, nor will it permit any member of the Investor Group to, directly or indirectly, without the prior written consent of the Company duly authorized by a majority of its Board of Directors, offer, sell or transfer any Voting Securities, other than (a) to Beloit Corporation, a Delaware corporation and an 80%-owned subsidiary of Harnischfeger ("Beloit"), or a wholly owned subsidiary of either Harnischfeger or Beloit, or by any such Person to Harnischfeger; (b) pursuant to Rule 144 ("Rule 144") of the General Rules and Regulations promulgated under the Securities Act of 1933 (the "Securities Act") (without giving effect to subsection
(k) of Rule 144); (c) pursuant to any tender or exchange offer that has been recommended to the stockholders of the Company by the Board of Directors; (d) pursuant to a bona fide public offering of Voting Securities (including any sale made pursuant to Rule 144), provided that, in cases other than public offerings of Voting Securities underwritten by one or more underwriters selected by the Company or any Unrelated Participant (as defined in the Affiliation Agreement) pursuant to the terms of the Affiliation Agreement, no sales of Voting Securities shall be made to any Person or related group of Persons (other than the aforementioned underwriter or underwriters) who is known by any member of the Investor Group to be acquiring in such public offering more than 2% of the total combined voting power of all Voting Securities then outstanding, or
(e) as a result of any pledge or hypothecation to a bona fide financial institution to secure a bona fide loan, or the foreclosure of any lien or encumbrance which may be placed upon any Voting Securities (whether voluntarily or involuntarily).

     Section 1.03 of the Affiliation Agreement provides that, in the event that at any time during the term of the Affiliation Agreement while the Investor Group shall beneficially own in the aggregate more than 15% of the total combined voting power of the Voting Securities then outstanding (such ownership percentage, the "Pre-Dilution Percentage"), the Company or any of its subsidiaries shall take any action or series of actions the result of which shall be to dilute the aggregate ownership interest of the Investor Group to a level which shall be below 15% of the total combined voting power of the Voting Securities outstanding immediately following such action or actions (the time of such action or the time of the first such action in any series of actions, the "Dilution Trigger Time", and the date of such action or the date of the last action in any series of actions, the "Option Trigger Date"), and such action or actions on the part of the Company or such subsidiaries shall be the sole reason for such decrease in such aggregate ownership interest of the Investor Group, then the members of the Investor Group shall have the right to purchase from the Company a sufficient number of newly issued or treasury shares of Common Stock to restore such aggregate ownership interest of the Investor Group to the Pre-Dilution Percentage (the "Investor Purchase Right"); provided, however, that in the event that the Pre-Dilution Percentage shall have been greater than 20% immediately prior to the Dilution Trigger Time, the members of the Investor Group shall, in exercise of the Investor Purchase Right, be limited to purchasing from the Company a sufficient number of shares of Common Stock to restore the Investor Group to an aggregate percentage ownership level equal to 20% of the total combined voting power of Voting Securities then outstanding.

     If the members of the Investor Group shall elect to exercise the Investor Purchase Right provided for in Section
1.03 of the Affiliation Agreement, such Investor Purchase Right shall be exercised prior to the second anniversary of the Option Trigger Date and may only be exercised during such two-year period in any of the periods which shall commence on the third business day following the release for publication of any quarterly or annual summary statement of sales and earnings by the Company and shall end at the close of the Company's business on the twelfth business day following such release for publication (any such ten-business day period, a "Window Period"); provided, however, that, in addition to the foregoing, the members of the Investor Group shall be entitled to exercise the Investor Purchase Right in the ten business-day period immediately preceding such second anniversary date (such exercise period, the "Termination Period"). Upon exercise of the Investor Purchase Right by any member of the Investor Group, the Company shall be obligated to sell such shares of Common Stock to such Investor Group member at a price per share equal to the average closing sale price thereof on the Composite Tape for the New York Stock Exchange Listed Stocks for each of the days on which such shares shall be traded during the Window Period in which the Investor Purchase Right is exercised or during the Termination Period, as the case may be.

     Section 1.04 of the Affiliation Agreement provides that, in the event that the aggregate percentage ownership of the Investor Group of the total combined voting power of the outstanding Voting Securities shall at any time increase for any reason to more than 25% of such total combined voting power, Harnischfeger shall (unless such ownership shall be expressly permitted by the terms of the Affiliation Agreement) upon the written request of the Company dispose of, or cause the disposal of, such excess by promptly selling in open market transactions a sufficient number of Voting Securities such that after such sales the Investor Group shall beneficially own not more than 25% of the total combined voting power of the then-outstanding Voting securities; provided, however, that, in no event shall Harnischfeger be required to dispose of, or cause the disposal of, Voting Securities pursuant to Section 1.04 of the Affiliation Agreement at prices which shall be less than the Repurchase Price (as hereinafter defined) for such Voting Securities at such time, nor shall Harnischfeger be required to dispose of, or cause the disposal of, such Voting Securities (i) if such disposal would, in the reasonable opinion of counsel to Harnischfeger, subject any member of the Investor Group to liability under either
Section 16(b) or Section 10(b) of the Exchange Act or the rules and regulations promulgated under the Exchange Act with respect to such Sections, or (ii) during any period in which the Investor Group shall have been requested to refrain from offering or selling any securities of the Company pursuant to the provisions of the Affiliation Agreement.

     In the event that Harnischfeger shall be required to dispose of, or cause the disposal of, Voting Securities pursuant to Section 1.04 of the Affiliation Agreement, but shall for any reason fail to complete such disposal process within one year from the date on which such disposal requirement shall have been triggered or such longer period as may be provided for below, the Company shall have the right to repurchase a sufficient number of shares of Common Stock from the Investor Group to reduce the Investor Group's aggregate ownership interest to such 25%-level, provided that the terms of such repurchase shall comply with, and be subject to, the following requirements: (i) if requested by Harnischfeger, the number of shares of Common Stock to be repurchased by the Company from the members of the Investor Group shall be equal to at least 20.01% of the total number of shares owned by the Investor Group at such time; and (ii) the price paid by the Company for such shares shall be the greater of the Repurchase Price and the Market Price (as hereinafter defined) of such shares on the date such Company purchase right shall be exercised. The one-year period described in the immediately preceding sentence shall be tolled during any period in which any disposal of Voting Securities by Harnischfeger or any other member of the Investor Group would, in the reasonable opinion of counsel to Harnischfeger, subject any member of the Investor Group to liability under Section 16(b) of the Exchange Act or the rules and regulations promulgated under the Exchange Act with respect to such Section.

     Pursuant to Section 2.01 of the Affiliation Agreement, the Company shall have the option (the "Call Option") to repurchase all, but not less than all, of the Voting Securities beneficially owned by the Investor Group in the event that any of the following shall occur: (i) the cumulative dollar amount of all Qualified Orders for Distribution Products and all Qualified Orders for Sales Representation Products (as each term is defined in the Affiliation Agreement) received by the Company shall not exceed, in the aggregate, $64,335,000 for the three-year period ending May 30, 1993; (ii) the cumulative dollar amount of all Qualified Orders for Distribution Products and all Qualified Orders for Sales Representation Products received by the Company shall not exceed, in the aggregate, $114,286,000 for the five-year period ending May 30, 1995;
(iii) Harnischfeger shall cease to own a majority of the outstanding common stock of Beloit; (iv) Harnischfeger's Continuing Directors (as defined in the Affiliation Agreement) shall fail to constitute a majority of Harnischfeger's Board of Directors; (v) no member of any slate of directors recommended by Harnischfeger's Board of Directors standing at any election of a class of directors shall be elected to Harnischfeger's Board of Directors by the stockholders of Harnischfeger in such election; or (vi) Harnischfeger's Board of Directors shall approve, or Harnischfeger shall execute, a definitive agreement providing for a merger or consolidation of Harnischfeger, a sale of all or substantially all of Harnischfeger's assets or any similar acquisition transaction, other than (A) a transaction pursuant to which more than 50% of the voting securities of the surviving corporation shall be owned by former stockholders of Harnischfeger, or (B) a transaction where, immediately following such transaction, Harnischfeger's Continuing Directors immediately prior to the transaction shall constitute at least a majority of the Board of Directors of the surviving corporation.

     If the Company shall elect to exercise the Call Option to purchase Voting Securities, such Call Option shall be exercised within 30 days following the occurrence of any of the triggering events described in clauses (i) through (vi) of the immediately preceding paragraph and shall be settled (except as provided below) within 10 days following exercise thereof by payment of an amount equal to the product of the number of shares or units of Voting Securities so to be repurchased multiplied by a price per share equal to the greater of the Repurchase Price for the relevant class of Voting Securities on the date the Call Option shall be exercised or the Market Price of such securities on such date; provided, however, that in the event the Market Price of the Voting Securities at the time such Call Option shall be exercised is greater than the Repurchase Price thereof as of such time the Company shall have the right, in lieu of promptly settling the exercise of the Call Option, to direct the members of the Investor Group to sell the Voting Securities covered thereby in transactions in the open market. The members of the Investor Group shall thereupon sell such securities as soon thereafter as reasonably practicable, provided, however, that under no circumstances shall any member of the Investor Group be required to sell any Voting Securities at a price which shall be less than the Repurchase Price for such securities at such time; and provided further, however, that the members of the Investor Group shall not be required to dispose of Voting Securities pursuant to Section 2.01 of the Affiliation Agreement (i) if such disposal would, in the reasonable opinion of counsel to Harnischfeger, subject any member of the Investor Group to liability under either Section 16(b) or Section 10(b) of the Exchange Act or the rules or regulations promulgated under the Exchange Act with respect to such Sections, or (ii) during any period in which the members of the Investor Group shall have been requested to refrain from offering or selling any securities of the Company pursuant to the provisions of the Affiliation Agreement. If the members of the Investor Group shall be unable to sell all of such Voting Securities within 12 months following the date on which the Company shall notify Harnischfeger of the Company's election to require the Investor Group to satisfy the Call Option by means of open market sales or such longer period as may be provided for below, the Company shall be obligated to either (A) purchase the remaining Voting Securities at the greater of the Repurchase Price or the Market Price for such securities at the time such purchase shall be effected or (B) rescind its exercise of the Call Option. The 12-month period described above in which the members of the Investor Group shall be required to dispose of the Voting Securities owned by the Investor Group shall be tolled during any period in which any disposal of Voting Securities by Harnischfeger or any other member of the Investor Group would, in the reasonable opinion of counsel to Harnischfeger, subject any member of the Investor Group to liability under Section 16(b) of the Exchange Act or the rules and regulations promulgated under the Exchange Act with respect to such Section.

     If the Company's Call Option shall be exercised due to the occurrence of either of the events described in clauses
(i) or (ii) of the second preceding paragraph and if the Repurchase Price shall be greater than the Market Price of the Voting Securities at the time such Call Option shall be exercised, then, notwithstanding the foregoing provisions, settlement of the Call Option may be deferred by the Company at its option until such time as the Market Price of such Voting Securities shall be at least equal to the Repurchase Price. If such increase in the Market Price shall not have occurred by the first anniversary of the exercise of such Call Option, the Company shall be obligated to either (i) purchase such Voting Securities at the Repurchase Price for such securities on such anniversary or (ii) rescind its exercise of the Call Option.

     As used in the Affiliation Agreement, the term "Repurchase Price" per share or other unit of any class of Voting Securities as of any date refers to the greater of
(i) the Investor Group's average basis in such class of Voting Securities calculated on a per share or unit basis using the equity method of accounting, or (ii) the quotient of (A) the sum of the prices paid by the members of the Investor Group for each share or unit of such class of Voting Securities then owned by the Investor Group increased in each case at a rate of 12% per annum from the date such share or unit shall have been purchased by the respective member of the Investor Group to the date the Repurchase Price for such share or unit shall be determined, divided by
(B) the total number of shares or units in such class of Voting Securities which are held by the Investor Group on the date such Repurchase Price shall be determined, and the term "Market Price" for any Voting Securities as of any date refers to the average closing sale price for such Voting Securities on the Composite Tape for New York Stock Exchange Listed Stocks on the ten successive trading days next preceding such date.

     Section 2.02 of the Affiliation Agreement provides that, as promptly as practicable following a request by Harnischfeger, the Company shall use its best efforts to cause the Board of Directors of the Company to take all action necessary to elect William W. Goessel (Chairman and Chief Executive Officer of Harnischfeger) to the Company's Board of Directors, and thereafter, throughout the term of the Affiliation Agreement, the Company shall nominate and solicit proxies (and if properly executed and otherwise valid, cause such proxies to be voted in accordance with the instructions thereon) for election as directors at each annual meeting of stockholders (or, if applicable, at any special meeting of stockholders) of the Company, a number of persons to be designated by Harnischfeger equal to the product of (i) the number of directors of the Company multiplied by (ii) a fraction, the numerator of which is the voting power of the Voting Securities then owned by the Investor Group and the denominator of which is the total combined voting power of the Voting Securities then outstanding, which product shall be rounded down to the nearest whole number, provided, however, that in no event shall such number be less than one. On May 30, 1990, William W. Goessel was elected to the Company's Board of Directors.

     Pursuant to Article III of the Affiliation Agreement, the members of the Investor Group have been granted certain registration rights with respect to the Voting Securities that such members acquire.

     Pursuant to Section 5.01 (h) of the Affiliation Agreement, the Company has represented to Harnischfeger that the Company and its Board of Directors have each taken all action necessary to ensure that the Investor Group shall not, by virtue of making purchases of up to 20% of the total combined voting power of the Voting Securities, be deemed
(i) an "Acquiring Person" under the Company's Rights Agreement, or (ii) an "interested stockholder" under Section 203 of the Delaware General Corporation Law. In connection therewith, the Company and Bank of America, NT&SA entered into Amendment No. 1 to Rights Agreement, dated as of May 30, 1990, a copy of which was filed by the Company with the Securities and Exchange Commission on June 12, 1990 in its Current Report on Form 8-K dated May 30, 1990.

     Pursuant to Section 6.01 (a) of the Affiliation
Agreement, either of the Company or Harnischfeger shall be permitted to terminate the Affiliation Agreement on or effective upon any anniversary date thereof commencing with the seventh anniversary date thereof upon at least two years' prior written notice to the other party thereto.

     Pursuant to Section 6.01 (b) of the Affiliation Agreement, the Affiliation Agreement shall automatically terminate in the event that the Company shall have elected to exercise the Call Option and all of the shares of Common Stock held by Harnischfeger shall have been purchased or otherwise disposed of pursuant thereto; provided, however, that notwithstanding the exercise of such Call Option by the Company, Section 1.01 and Article IV (containing certain confidentiality provisions) of the Affiliation Agreement shall remain in effect until the later to occur of: (i) the seventh anniversary of the date of the Affiliation Agreement, or (ii) the second anniversary of the date of the final disposition of Voting Securities by the Investor Group pursuant to the exercise of the Call Option; and provided further, however, that, upon such exercise of the Call Option, no additional Voting Securities may be acquired directly or indirectly by the Investor Group notwithstanding the terms of Section 1.01(a) of the Affiliation Agreement and the proviso in such subsection (a) shall be deemed to be deleted in its entirety.

     Pursuant to Section 6.01 (c) of the Affiliation Agreement, Harnischfeger shall be permitted to terminate the Affiliation Agreement with respect to Sections 1.01, 1.02,
1.04 and 2.01 thereof in the event that any of the following shall occur: (i) the Company's Continuing Directors (as defined in the Affiliation Agreement) shall fail to constitute a majority of the Company's Board of Directors;
(ii) no member of any slate of directors recommended by the Company's Board of Directors standing at any election of a class of directors shall be elected to the Company's Board of Directors by the stockholders of the Company in such election; (iii) the Company's Board of Directors shall approve, or the Company shall execute, a definitive agreement providing for a merger or consolidation of the Company, a sale of all or substantially all of the Company's assets or any similar acquisition transaction, other than
(A) a transaction pursuant to which more than 50% of the voting securities of the surviving corporation shall be owned by former stockholders of the Company, or (B) a transaction where, immediately following such transaction, both (1) the Company's Continuing Directors immediately prior to the transaction shall constitute at least a majority of the Board of Directors of the surviving corporation and (2) no Person other than Harnischfeger shall own 20% or more of the voting securities of the surviving corporation; or (iv) the Company shall make a general assignment for the benefit of creditors or any similar action (whether voluntary or involuntary) shall be taken by or against the Company under the Bankruptcy Reform Act of 1978.

     Section 6.01(d) of the Affiliation Agreement provides that, in the event that at any time after the Investor Group shall have acquired at least 10% of the total combined voting power of the Voting Securities outstanding at such time, the Investor Group's aggregate ownership percentage of such total combined voting power shall be reduced to a percentage below 10% for reasons other than (i) actions taken by the Company or any of its subsidiaries which shall have had the effect of diluting such ownership or (ii) an exercise of the Call Option by the Company which shall have subsequently been rescinded by the Company, then the rights described in Sections 2.02 and 2.03 (containing certain information rights) and Article III of the Affiliation Agreement shall terminate immediately upon such reduction in ownership interest below such 10% level.

     As described above, pursuant to Section 1.01(a) of the Affiliation Agreement, Harnischfeger has agreed that it will not acquire, and has agreed that it will not permit any other members of the Investor Group to acquire, any Voting Securities if after such acquisition the members of the Investor Group would beneficially own in the aggregate more than 20% of the total combined voting power of the Voting Securities outstanding after such acquisition. As of the date of this Statement, the Reporting Persons beneficially own Voting Securities possessing, in the aggregate, approximately 5.6% of the Company's total combined voting power (see Item 5). The Reporting Persons may determine to purchase additional shares of Voting Securities to the extent permitted by the Affiliation Agreement, subject to market conditions and other factors. In addition, subject to the terms and conditions of the Affiliation Agreement and depending on market conditions and other factors, the Reporting Persons may determine to dispose of some or all of their Voting Securities.

     The summary of certain provisions of the Affiliation Agreement set forth in this Item 4 and elsewhere in this Statement is not intended to be complete and is qualified in its entirety by reference to the detailed provisions of the Affiliation Agreement, a copy of which was filed by the Company with the Securities and Exchange Commission on June 12, 1990 in its Current Report on Form 8-K dated May 30, 1990.

     Beloit and the Company are parties to a Joint Marketing, Sales and Development Agreement, dated as of May 30, 1990 (the "Joint Marketing Agreement"), pursuant to which, among other things, Beloit has agreed to use its best efforts to introduce and promote the sale or lease of certain products and systems manufactured by the Company to all of Beloit's existing and potential customers. In addition, pursuant to the Joint Marketing Agreement, Beloit has granted to the Company an exclusive worldwide license to make and sell Beloit's In-Line SliceMate products. The summary of certain provisions of the Joint Marketing Agreement set forth in this Item 4 is not intended to be complete and is qualified in its entirety by reference to the detailed provisions of the Joint Marketing Agreement, a copy of which was filed by the Company with the Securities and Exchange Commission on June 12, 1990 in its Current Report on Form 8-K dated May 30, 1990.

     Except as set forth in this Item 4 and elsewhere in this Statement, neither the Reporting Persons nor, to the best knowledge of such Reporting Persons, any of the executive officers or directors of such Reporting Persons listed on Appendix I hereto, has any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries,,
(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities organization, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Securities Exchange Act of 1934, or (j) any action similar to any of those enumerated above.

     As of December 29, 1994, the Company, Harnischfeger and HIHC entered into a Stock Repurchase Agreement whereby the Company repurchased 2,026,900 shares of the Voting
Securities and amended Section 1.03(a) of the Affiliation
Agreement to change the figure "15%" to "10%".

Item 5. Interest in Securities of the Issuer.
       -------------------------------------

     (a) HIHC is the direct beneficial owner of 1,613,100 shares of Common Stock, representing approximately 10% of the Company's issued and outstanding Common Stock. By virtue of the fact that HIHC is a wholly owned subsidiary of Harnischfeger, Harnischfeger may be deemed to be the indirect beneficial owner of the Common Stock owned by HIHC. Thus, Harnischfeger may be deemed to be the indirect beneficial owner of 1,613,100 shares of Common Stock, representing approximately 10% of the Company's issued and outstanding Common Stock. The percentages calculated in this Item 5 are based upon 16,136,858 shares of Common Stock outstanding as of December 27, 1994, as reported by the Company.

     Except as set forth above, neither the Reporting
Persons nor, to the best knowledge of the Reporting Persons, any of the executive officers or directors of such Reporting
Persons listed on Appendix I hereto, beneficially owns any Common Stock.

     (b) HIHC has the power to vote and dispose of the shares of Common Stock indicated above as owned by it.
However, by virtue of the fact that HIHC is a wholly owned subsidiary of Harnischfeger, Harnischfeger may be deemed to have shared power to vote and dispose of the shares of Common Stock indicated above as owned by HIHC.

     (c)  The only transaction effected by the Reporting
Persons in shares of Common Stock during the past 60 days was the sale of 2,026,900 shares of Common Stock to the Company as of December 29, 1994 at a per share price of $21.50 for an aggregate amount of $43,578,300.00.

     Except as set forth above, neither the Reporting
Persons nor, to the best knowledge of the Reporting Persons, any of the executive officers or directors of such Reporting
Persons listed on Appendix I hereto, has effected any transaction in shares of Common Stock during the past 60 days.

     (d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer.
- -------------------------------------------------------

     Except as set forth in Item 4, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.
       ---------------------------------

Exhibit A -- Amendment No. 1 to Rights Agreement, dated as of May 30, 1990, by and between Measurex Corporation and Bank of America, NT&SA (incorporated as an exhibit hereto by reference to the Current Report on Form 8-K dated May 30, 1990 and filed by Measurex Corporation with the Securities and Exchange Commission on June 12, 1990 (commission File No. 1-8770)).

Exhibit B  --  Affiliation Agreement, dated as of May 30,
1990, by and between Measurex Corporation and Harnischfeger
Industries, Inc. (incorporated as an exhibit hereto by reference to the Current Report on Form 8-K dated May 30,
1990 and filed by Measurex Corporation with the Securities and Exchange Commission on June 12, 1990 (Commission File
No. 1-8770)).

Exhibit C -- Joint Marketing, Sales and Development Agreement, dated as of May 30, 1990, by and between Measurex Corporation and Beloit Corporation (incorporated as an exhibit hereto by reference to the Current Report on Form 8-K dated May 30, 1990 and filed by Measurex Corporation with the Securities and Exchange Commission on June 12, 1990 (commission File No. 1-8770)).

Exhibit D -- Joint Filing Agreement, dated as of July 25, 1990, by and between Harnischfeger Industries, Inc. and HIHC, Inc. (incorporated as an exhibit hereto by reference to the Schedule 13D filed with the Securities and Exchange Commission on July 26, 1990).


Exhibit E -- Stock Repurchase Agreement, dated as of
December 29, 1994, by and between Harnischfeger Industries,
Inc., HIHC, Inc. and Measurex Corporation.


                                   EXHIBIT E

             STOCK REPURCHASE AGREEMENT



          THIS STOCK REPURCHASE AGREEMENT (this
"Agreement"), dated as of December 29, 1994, is entered into between Measurex Corporation, a Delaware corporation (the "Company"), and Harnischfeger Industries, Inc., a Delaware corporation ("Harnischfeger"), and HIHC, Inc., a Delaware corporation ("Investor").

                      RECITALS
                      --------

          WHEREAS, the Company and Harnischfeger are parties to that certain Affiliation Agreement, dated as of May 30, 1990 (the "Affiliation Agreement") and the Company and Beloit Corporation ("Beloit"), a subsidiary of Harnischfeger, are parties to that certain Joint Marketing, Sales and Development Agreement dated as of May 30, 1990
(the "Marketing Agreement"); and

          WHEREAS, Investor is a wholly owned subsidiary of Harnischfeger and the direct beneficial owner of certain of the company's outstanding Common Stock par value $.01 per share, acquired in connection with the Affiliation
Agreement; and

          WHEREAS, Harnischfeger has determined to cause
Investor to sell to the Company and the Company has determined to purchase from Investor an aggregate of 2,026,900 shares of the Company's outstanding Common Stock, par value $.01 per share, held by Investor (the "Shares");
and

          WHEREAS, the Company and Harnischfeger have determined to make certain amendments to the Affiliation
Agreement;

          NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, the parties hereto agree as follows:

          1.   The Company will purchase from Investor
and Investor will sell to the Company the Shares for an aggregate price of Forty-Three Million, Five Hundred
Seventy-Eight Thousand, Three Hundred Fifty Dollars
($43,578,350) (the "Purchase Price")in full consideration for its repurchase of the Shares.

          2.   In payment of the Purchase Price, the
Company will deliver to Investor a Promissory Note in the form attached hereto as Exhibit A (the "Note").

          3.   Investor will deliver to the Company a
stock certificate representing the Shares (the
"Certificate"), duly endorsed for transfer to the Company
(or cause the Shares to be transferred by wire transfer to an account designated by Company for such purpose), in exchange for the Note. The Company will promptly return to Investor a stock certificate representing the remaining shares of the Company's Common Stock, par value $.01 per share, represented by the Certificate in excess of the Shares.

          4.   The Company represents and warrants to
Harnischfeger and Investor that the Board of Directors of the Company has authorized the execution and delivery of this Agreement and the performance of its obligations contained herein. Notwithstanding the provisions of Section
1.02 of the Affiliation Agreement, the Company hereby consents to the sale of the Shares by Investor as contemplated hereby.

          5. Harnischfeger and Investor have taken all necessary corporate action and possess the requisite corporate authority to authorize the execution and delivery of this Agreement and the Note and the performance of its obligations contained therein.

          6.   Section 1.03(a) of the Affiliation
Agreement is hereby modified in the following respects:

               (a)  the figure "15%" in lines three and
eight thereof is deleted and the figure "10%" is inserted in its place;

               (b)  the term "the total combined voting
power of the Voting Securities then outstanding" appearing in lines three and four thereof is deleted and replaced by the term "the total number of securities of the Company entitled to vote generally for the election of directors, including Shares, or outstanding securities convertible into such voting securities, but excluding options, warrants and other rights to acquire such voting securities (collectively "Outstanding Securities")";

               (c)  the term "the total combined voting
power of the Voting Securities then outstanding" appearing in lines eight and nine thereof is deleted and replaced by the term "the Outstanding Securities"; and

               (d)  in all other respects, Section
1.03(a) shall remain unchanged.

          7.   Section 6.01(d) of the Affiliation
Agreement is hereby modified in the following respects:

               (a)  to delete the term "10% of the total
combined voting power of the Voting Securities outstanding at such time" appearing in lines two, three and four thereof and insert the term "10% of the Outstanding Securities at such time" in its place;

               (b)  to delete the term "total combined
voting power" appearing in line five and insert the term
"Voting Securities" in its place;

               (c)  the reference to "2.03(b)" in the
tenth line thereof is deleted and replaced by "2.03"; and

               (d)  in all other respects, Section
6.01(d) shall remain unchanged.

          8. With the exception of the waiver contained in paragraph 4 and the modifications contained in paragraphs 6 and 7 of this Agreement, all covenants, undertakings and agreements contained in the Affiliation Agreement and the Marketing Agreement are and shall remain in effect and the respective obligations and rights of the Company, Harnischfeger and Beloit therein are not otherwise amended.

          9.   This Agreement may not be modified,
amended, altered or supplemented except by a written agreement signed by the Company, Harnischfeger and Investor which agreement shall be authorized by all necessary corporate action of each party, provided that paragraphs 1, 2 and 3 may be modified, amended, altered or supplemented without the written agreement of Harnischfeger and provided further that paragraphs 6 and 7 may be modified, amended, altered or supplemented without the written agreement of Investor. All representations, promises or other inducements made to cause either party to enter into this Agreement are set forth herein. Each party may waive any condition to the obligations of such party hereunder; all such waivers to be in writing.

          10. This Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the successors of the parties hereto. Except as otherwise provided herein, this Agreement shall not be assignable.

          11.  Each party hereto shall pay its own
expenses incurred in connection with this Agreement.

          12. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall deemed to have been duly given upon receipt) by delivery, by hand, by mail (registered or certified mail, postage prepaid, return receipt requested), by overnight courier or by telex or telecopy as follows:

               If to the Company:

               Measurex Corporation
               One Results Way
               Cupertino, California 95014
               Attention:  Chief Executive Officer

               With copies to:

               Brobeck, Phleger & Harrison
               Spear Street Tower
               One Market Plaza
               San Francisco, California 94105
               Attention:  John W. Larson, Esq.

               If to Harnischfeger:

               Harnischfeger Industries, Inc.
               13400 Bishops Lane
               Brookfield, Wisconsin 53005
               Attention:  Chief Executive Officer

               With copies to:

               Harnischfeger Industries, Inc.
               13400 Bishops Lane
               Brookfield, Wisconsin 53005
               Attention:  General Counsel

               If to Investor:

               HIHC, Inc.
               Bank of Delaware Building
               Suite 512, 300 Delaware Avenue
               Wilmington, Delaware 19801

               With copies to:

               Harnischfeger Industries, Inc.
               13400 Bishops Lane
               Brookfield, Wisconsin 53005
               Attention:  General Counsel


or to such other address as any party may have furnished to the other in writing in accordance herewith.

          13. If any term or provision of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

          14.  This Agreement contains the entire
understanding of the parties with respect to its subject matter. There are no restrictions, agreements, promises, warranties, covenants or undertakings other than those expressly set forth herein with respect to any matter. This Agreement supersedes all prior agreements and understandings between the parties with respect to its subject matter.

          15. No failure or delay on the part of either party in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. All rights or remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

          16.  This Agreement shall be governed by and
interpreted in accordance with the internal laws of the State of Delaware.

          17. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the Company and Investor have caused this Agreement to be executed as of the day and year first above written.

                         COMPANY:

                         MEASUREX CORPORATION



                       By:/s/
                                 --------------------------
                       Senior Vice President and
                       Chief Financial Officer


                       HARNISCHFEGER:

                       HARNISCHFEGER INDUSTRIES, INC.



                       By: /s/ Jeffery T. Grade
                       --------------------------
                            Chairman and Chief
                       Executive Officer


                       INVESTOR:

                       HIHC, INC.



                       By:/s/ John P. Garniewski, Jr.
                       ---------------------------
                       Title:










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